UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Mexico City, Mexico, July 22, 2024

REMOTE ACCESS TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON AUGUST 6, 2024

At Vista Energy, S.A.B. de C.V. (“Vista”) we determined that, in addition to Vista’s Ordinary Shareholders’ Meeting to be held on August 6, 2024, at the Company’s registered office and at the address indicated for such purposes in the call for such meeting, we will also provide to our shareholders and/or their representatives remote access to said meeting.

The details for obtaining remote access will be provided, upon request of the interested shareholders, along with the process of obtaining the assistance tokens as described in the call for the shareholders’ meeting. Please contact us at ir@vistaenergy.com and paseasambleasvista@creel.mx for any further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer